UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

DJSP ENTERPRISES, INC.
________________________________________________________________________________
(Name of Issuer)

Ordinary Shares, par value $.0001 per share
________________________________________________________________________________
(Title of Class of Securities)

G7982P104
________________________________________________________________________________
(CUSIP Number)

Thomas S. Vaughn, Esq.
Dykema Gossett PLLC
400 Renaissance Center
Detroit, Michigan 48243
___________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2010
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G7982P104

1.           Names of Reporting Person:     David J. Stern
I.R.S. Identification Nos. of above persons (entities only):  N/A

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☑

3.           SEC Use Only:

4.           Source of Funds (See Instruction):    OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e):     ☐

6.           Citizenship or Place of Organization:    United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power:	0

8	Shared Voting Power:	4,151,666

9	Sole Dispositive Power:	0

10	Shared Dispositive Power:	0

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  4,151,666

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐

13.         Percent of Class Represented by Amount in Row (11):     33.15%

14.         Type of Reporting Person (See Instructions):         IN

CUSIP No.  G7982P104

1.           Names of Reporting Person:       Law Offices of David J. Stern, P.A.
I.R.S. Identification Nos. of above persons (entities only):  65-0452471

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     ☐
(b)     ☑

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:	Florida

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power:	0

8	Shared Voting Power:	4,151,666

9	Sole Dispositive Power:	0

10	Shared Dispositive Power:	0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:  4,151,666

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   ☐

13.           Percent of Class Represented by Amount in Row (11):      33.15%

14.           Type of Reporting Person (See Instructions):         OO

CUSIP No.  G7982P104

1.           Names of Reporting Person:      Professional Title and Abstract Company of Florida, Inc.
I.R.S. Identification Nos. of above persons (entities only):  65-0530777

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)      ☐
(b)      ☑

3.           SEC Use Only:

4.           Source of Funds (See Instruction):      OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):    ☐

6.	Citizenship or Place of Organization:	Florida

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power:	0

8	Shared Voting Power:	4,151,666

9	Sole Dispositive Power:	0

10	Shared Dispositive Power:	0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:  4,151,666

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   ☐

13.           Percent of Class Represented by Amount in Row (11):       33.15%

14.           Type of Reporting Person (See Instructions):       CO

CUSIP No.  G7982P104

1.           Names of Reporting Person:  Default Servicing, Inc.
I.R.S. Identification Nos. of above persons (entities only):  32-0067963

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)      ☐
(b)      ☑

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:	Florida

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power:	0

8	Shared Voting Power:	4,151,666

9	Sole Dispositive Power:	0

10	Shared Dispositive Power:	0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:  4,151,666

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   ☐

13.           Percent of Class Represented by Amount in Row (11):   33.15%

14.           Type of Reporting Person (See Instructions):    CO

CUSIP No.  G7982P104

ITEM 1.          SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D (“Statement”) relates is Ordinary Shares, par value $.0001 per share (“Ordinary Shares”) of DJSP Enterprises, Inc., a British Virgin Islands corporation (“Issuer”).  The principal executive offices of the Issuer are located at 900 South Pine Island Road, Suite 400, Plantation, FL 33324.

The 4,151,666 Ordinary Shares reported as beneficially owned by the Reporting Persons consist of Ordinary Shares owned by certain parties to a Voting Agreement described under Item 4 (the “Principals”).  The Reporting Persons have the power to direct the voting of those shares in the election of the Issuer’s Board of Directors under the Voting Agreement, but have no other interest in those shares and, therefore, are required to report those shares as beneficially owned by them on this Statement.  Separately, one of the Reporting Persons, PTA, owns securities that are exchangeable for Ordinary Shares beginning January 15, 2011, as described under Item 4, and so such Ordinary Shares are not required to be reported on this Statement as beneficially owned by the Reporting Persons.

ITEM 2.         IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement:

This Statement is being filed by David S. Stern, the Law Offices of David J. Stern, P.A., a professional association licensed to practice law in the State of Florida (“DJS”), Professional Title and Abstract Company of Florida, Inc. a Florida corporation (“PTA”), and Default Servicing, Inc., a Florida corporation (“DSI”) (collectively, the “Reporting Persons”).

(b)	Residence or Business Address:

The business address of the Reporting Persons is 900 South Pine Island Road, Suite 400,
Plantation, FL 33324.

(c)	Present Principal Occupation and Employment:

Mr. Stern through DJS is a licensed attorney in Florida.  PTA provides non-legal residential mortgage foreclosure processing services and DSI provides real estate liquidation services, primarily in Florida.

 (d)  Criminal Convictions:

None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

 (e)   Civil Proceedings:

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

         (f)  State of Incorporation/Organization/Citizenship:

Mr. Stern is a citizen of the United States.  DJS, PTA and DSI are organized in Florida.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons contributed their ownership interests in DJS Processing, LLC, a Delaware limited liability company (“DJS LLC”), Professional Title and Abstract Company of Florida, LLC, a Delaware limited liability company (“PTA LLC”), and Default Servicing, LLC, a Delaware limited liability company (“DSI LLC”) to DAL Group, LLC, a Delaware limited liability company (“DAL”), in exchange for the Consideration (defined below).

CUSIP No.  G7982P104

ITEM 4.         PURPOSE OF TRANSACTION

Acquisition Agreement.  On December 10, 2009, a Master Acquisition Agreement (“Acquisition Agreement”) was entered into by and among the Issuer, DAL, Mr. Stern, DJS, PTA, DSI (together with Stern, DJS and PTA are collectively referred to herein as the “Stern Contributors”), FlatWorld DAL LLC, a Delaware limited liability company (“FlatWorld”), Fortuna Capital Partners LP, a Delaware limited partnership (“Fortuna” and together with FlatWorld, the “Existing Members”), Raj K. Gupta (“Gupta”), Jeffrey A. Valenty (“Valenty”), DJS LLC, PTA LLC, and DSI LLC.  The Acquisition Agreement set forth the framework pursuant to which, on January 15, 2010, (i) PTA and DSI contributed all of their assets and liabilities to PTA LLC and DSI LLC, respectively, and DJS contributed assets and certain liabilities relating to the non-legal processing portion of its operations to DJS LLC, (ii) the membership interests of DJS LLC, PTA LLC and DSI LLC were transferred to DAL, (iii) membership interests of DAL were acquired by the Issuer and the Stern Contributors and (iv) the Consideration was paid.

Unless otherwise indicated, capitalized terms used and not defined herein have the same meaning as set forth in the Acquisition Agreement filed as an exhibit to this Statement and incorporated herein by reference.

In consideration for their contribution of their ownership interests in DJS LLC, PTA LLC and DSI LLC to DAL, the Stern Contributors received from DAL the following (“Consideration”):

$58,500,080 in cash (“Initial Cash”);

$52,469,000 in a promissory note issued by DAL (“Stern Note”);

1,200,000 DAL Common Units;

1,666,667 DAL Series A Preferred Units;

3,133,333 DAL Series B Preferred Units; and

The right to receive $35 million in Post-Closing Cash.

The DAL Common Units held by the Existing Members and Stern Contributors are exchangeable for Ordinary Shares on a one share per one unit basis, generally at the option of the holder, on or after January 15, 2010.  The DAL Series A Preferred Units are convertible into DAL Common Units on a one for one basis.  They also are exchangeable for Series A Preferred Shares of the Issuer on a one share per one unit basis, generally at the option of the holder, on or after January 15, 2010.  Upon liquidation of the Issuer or DAL, each Series A Preferred Share or DAL Series A Preferred Unit would receive $15.00 as a liquidation preference over the Ordinary Shares or DAL Common Units, respectively.  Otherwise, the Series A Preferred Shares and Series A Preferred Units participate pro rata with the Ordinary Shares and DAL Common Units, respectively, including in voting and non-liquidating distributions.

The DAL Series B Preferred Units are divided into five subclasses (Series B-1 through Series B-5).  The DAL Series B Preferred Units have no rights, other than to be converted into DAL Common Units on a one for one basis in the event that the Ordinary Shares achieve the price targets indicated below prior to the fifth anniversary of the closing of the Acquisition Agreement, or in the event of a change in control of DAL or the Issuer within such five-year period; any subclass of DAL Series B Preferred that has not previously converted will convert upon closing of such a transaction if the per share consideration received by holders of Ordinary Shares in the transaction equals or exceeds the price target for that subclass.  The Stern Contributors hold 596,666 shares of each of Series B-1 and Series B-2, and 646,667 shares each of Series B-3, Series B-4 and Series B-5.  Each subclass of the DAL Series B Preferred Units will be convertible into DAL Common Units if the Ordinary Shares trading price achieves the following targets for 10 out of any 30 consecutive trading days prior to the fifth anniversary of the closing of the transactions contemplated by the Acquisition Agreement:

CUSIP No.  G7982P104

DAL Series B Subclass	Price Target
B-1	$10.00
B-2	$12.50
B-3	$15.00
B-4	$17.50
B-5	$20.00

The Existing Members own 1,500,000 DAL Common Units and 766,667 DAL Series B Preferred Units, which consists of 153,334 shares of each of Series B-1 and Series B-2 and 153,333 shares of each of Series B-3, Series B-4 and Series B-5.

Voting Agreement.  In connection with the closing of the Acquisition Agreement, the Issuer, Stern Contributors, FlatWorld, Valenty, Nagina Partners LLC (“Nagina”) and the Principals (defined below) entered into a voting agreement dated as of January 15, 2010 (“Voting Agreement”).  Pursuant to the terms of the Voting Agreement, the parties to the agreement other than the Company agree to vote all of the Ordinary Shares held by them in favor of four nominees to the Company’s Board of Directors designated by Stern (each a “Stern Designee”), two nominees designated by the Principals (each a “Principal Designee”) and Juan V. Ruiz (the “DAL Nominee”). The Voting Agreement also allows the holders of the DAL Common Units and the Series A Preferred Units (other than Issuer), to designate, after January 15, 2011, by majority vote, a number of nominees to the Issuer’s Board of Directors based on their ownership percentage of the Issuer, assuming their DAL Common Units and Series A Preferred Units were exchanged for Ordinary Shares.  The Principals are able to nominate one independent Board nominee as long as they still hold Ordinary Shares representing 5% of the Issuer’s outstanding shares.  The term of the Voting Agreement is five years from the closing of the transactions contemplated by the Acquisition Agreement, or shorter in certain other events, including: a liquidation (as defined by the Issuer’s Second Amended and Restated Memorandum and Articles of Association); the occurrence of a merger or similar transaction in which the Issuer is not the surviving entity; after the Post-Closing Cash has been paid in full, termination of Stern’s employment by the Issuer and all of its affiliates; or the termination of the Services Agreement between DJS and the DJS LLC or any agreement succeeding it.

The following persons (the “Principals”) are parties to the Voting Agreement and beneficially own, in the aggregate, the 4,151,666 Ordinary Shares reported in this Statement. The number of Ordinary Shares or warrants to acquire Ordinary Shares beneficially owned by them are set forth next to their names:  Kerry Propper (302,907 Ordinary Shares and 377,968 Ordinary Shares underlying the warrants), Steve Urbach (136,713 Ordinary Shares and 170,590 Ordinary Shares underlying the warrants), Jonas Grossman (81,296 Ordinary Shares and 101,442 Ordinary Shares underlying the warrants), George Kaufman (27,708 Ordinary Shares underlying the warrants), Todd Gold (5,542 Ordinary Shares), Jiangnan Huang (261,427 Ordinary Shares and 220,000 Ordinary Shares underlying the warrants), Royale Holdings (661,693 Ordinary Shares), Dr. Richard D. Propper (186,528 Ordinary Shares and 400,000 Ordinary Shares underlying the warrants), Paula Beharry (130,713 Ordinary Shares and 30,000 Ordinary Shares underlying the warrants), Daniel Beharry (130,713 Ordinary Shares and 70,000 Ordinary Shares underlying the warrants), Li Zhang (130,713 Ordinary Shares and 400,000 Ordinary Shares underlying warrants), Li Ping He (130,713 Ordinary Shares), Li Gong (25,000 Ordinary Shares and 30,000 Ordinary Shares underlying the warrants), Dr. Jianjun Shi (25,000 Ordinary Shares and 30,000 Ordinary Shares underlying the warrants), Xiaosong Zhong (25,000 Ordinary Shares and 30,000 Ordinary Shares underlying the warrants), Carman Ramirez (20,000 Ordinary Shares), Edward Carter (5,000 Ordinary Shares), and Ida Carter (5,000 Ordinary Shares).

CUSIP No.  G7982P104

Certain of the Principals hold warrants issued by the Issuer as indicated above, which warrants became exercisable on January 15, 2010 at an exercise price of $5.00 per share, and expire on 5:00 p.m., New York City time, on August 11, 2012.  Certain of the Principals hold other warrants issued by the Issuer not disclosed above which are held in escrow and may not be exercised until January 15, 2011.

The 4,151,666 Ordinary Shares reported as beneficially owned by the Reporting Persons consist of Ordinary Shares owned by certain parties to a Voting Agreement described under Item 4 (the “Principals”).  The Reporting Persons have the power to direct the voting of those shares in the election of the Issuer’s Board of Directors under the Voting Agreement, but have no other interest in those shares and, therefore, are required to report those shares as beneficially owned by them on this Statement.  Separately, one of the Reporting Persons, PTA, owns securities that are exchangeable for Ordinary Shares beginning January 15, 2011, as described under Item 4, and so such Ordinary Shares are not required to be reported on this Statement as beneficially owned by the Reporting Persons.

The other parties to the Voting Agreement, FlatWorld, Valenty and Nagina, do not own Ordinary Shares or securities that are exercisable or convertible into Ordinary Shares within 60 days. They own DAL Common Units that are exchangeable for Ordinary Shares beginning January 15, 2011. The Reporting Parties disclaim beneficial ownership of any DAL Common Units owned by FlatWorld, Valenty or Nagina.

None of the Principals are joining in the filing of this Statement and the Reporting Persons hereby disclaim beneficial ownership of any Issuer securities owned directly or indirectly by the Principals.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

As of January 15, 2010, the Reporting Persons beneficially own or have the right to acquire the following securities of the Issuer:

Title of Security	Amount	Percentage
Ordinary Shares, par value $.0001 per share	4,151,666	33.15%

The percentage indicated above is based on an aggregate of 12,523,866 Ordinary Shares, including shares issuable upon the exercise of warrants to acquire 1,860,000 Ordinary Shares exercisable within 60 days.

(b)	Power to Vote and Dispose of the Issuer Shares:

Stern, DJS, PTA and DSI, have shared voting power with respect to the 4,151,666 Ordinary Shares reported on this Statement pursuant to the Voting Agreement and do not have sole or shared dispositive power or sole voting power with respect to the Ordinary Shares reported on this Statement.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Persons have not effected any transactions in the Ordinary Shares during the 60 days prior to January 25, 2010, other than as described in this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

CUSIP No.  G7982P104

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information included in Item 4 above is hereby incorporated herein by reference.

In order to make available to DAL a greater amount of cash to satisfy its obligations pursuant to the Stern Note and to pay the Post-Closing Cash, the Principals, pursuant to a Warrant Sale Agreement, have agreed to either exercise the warrants issued by the Issuer held by them for cash or to sell the warrants to a third party on the condition that the third party will exercise them for cash.  The obligation to sell or exercise the warrants under the agreement arises on the later of July 15, 2010 or upon the effectiveness of the resale registration statement covering the warrants and the shares underlying them.  In addition, the obligation to sell or exercise the warrants exists only if the closing price of Ordinary Shares is $9.00 or higher on a trading day.  There is also a daily volume commitment that is equal to the greater of 50,000 warrants or 15% of the average daily trading volume of Issuer’s Ordinary Shares on any trading day on which the $9.00 threshold is satisfied.  In consideration of the agreement of the Principals to forego their cashless exercise rights, the Issuer will issue to them, in the aggregate, 233,010 additional Ordinary Shares, provided that all of the warrants are exercised for cash or sold pursuant to the Warrant Sale Agreement.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

1.	Joint Filing Agreement among the Reporting Persons.*

2.	Voting Agreement.**

3.
Master Acquisition Agreement dated as of December 10, 2009, by and among David J. Stern, Law Offices of David J. Stern, Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., Raj K. Gupta, Jeffrey A. Valenty, FlatWorld DAL LLC, Fortuna Capital Partners, LP, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, DAL, and the Company.**

4.	Warrant Sale Agreement.**

5.	Specimen Public Warrant Certificate.****

6.	Form of Warrant Agreement by and between the Company and Continental Stock Transfer & Trust Company****

7.	Amendment and Restated Operating Agreement of DAL.**

*	Filed herewith.

**	Incorporated by reference to exhibits filed with the Issuer’s Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F, dated January 22, 2010.

CUSIP No.  G7982P104

***	Incorporated by reference to the Issuer’s proxy statement filed under cover of Form 6-K dated December 29, 2009.

****	Incorporated by reference to exhibits filed with the Issuer’s Registration Statement or Form F-1 and amendments thereto (File No. 333-152623).

CUSIP No.  G7982P104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2010
/s/ David J. Stern David J. Stern
Law Offices of David J. Stern, P.A. By: /s/ David J. Stern Name: David J. Stern Title: President
Professional Title and Abstract Company of Florida, Inc. By: /s/ David J. Stern Name: David J. Stern Title: President
Default Servicing, Inc. By: /s/ David J. Stern Name: David J. Stern Title: President

EXHIBIT 1

Joint Filing Agreement

The undersigned hereby agree that the statements on Schedule 13D, dated as of the date hereof (the “Statement”), with respect to the Ordinary Shares, par value $0.001 per share, of Chardan 2008 China Acquisition Corp, a British Virgin Island corporation, is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Joint Filing Agreement shall be included as an exhibit to the Statement and each such amendment.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.  This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 25th day of January, 2010.

/s/ David J. Stern David J. Stern	Professional Title and Abstract Company of Florida, Inc. By: /s/ David J. Stern Name: David J. Stern Title: President
Law Offices of David J. Stern, P.A. By: /s/ David J. Stern Name: David J. Stern Title: President	Default Servicing, Inc. By: /s/ David J. Stern Name: David J. Stern Title: President